Notice Document
Dated: May 1, 2021
CompleteSM Variable Life Insurance
A Patented FutureSystem™ Life Model Design

Issued By: Symetra Life Insurance Company

The prospectus for CompleteSM Variable Life Insurance contains more information about the policy, including its features, benefits, and risks. You can find the prospectus and other information about CompleteSM Variable Life Insurance online at www.symetra.com/regulatoryreports. You can also obtain this information at no cost by calling1-800-796-3872 or by sending an email request to regulatoryreports@symetra.com.

Additional general information about certain investment products, including variable life insurance policies has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

The CompleteSM Variable Life Insurance Prospectus and Statement of Additional Information dated May 1, 2012, as supplemented, are incorporated herein by reference.

UPDATED INFORMATION ABOUT YOUR POLICY
The information in this Notice Document is a summary of certain policy features that have changed since the May 1, 2020 Prospectus supplement. This may not reflect all of the changes that have occurred since you entered into your CompleteSM Variable Life Insurance policy.

•On or about May 1, 2021, the Franklin Flex Cap Growth VIP Fund changed its name to the Franklin DynaTech VIP Fund. As a result, all references to the Franklin Flex Cap Growth VIP Fund in the prospectus are replaced with Franklin DynaTech VIP Fund.

•On or about May 1, 2021, Invesco V.I. Opportunities Fund was reorganized into the Invesco V.I. American Value Fund. As a result, all references to the Invesco V.I. Opportunities Fund in the prospectus are replaced with Invesco V.I. American Value Fund.

•On or about May 1, 2021, Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund changed its name to the Invesco V.I. Discovery Mid Cap Growth Fund. As a result, all references to the Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund in the prospectus are replaced with Invesco V.I. Discovery Mid Cap Growth Fund.

KEY INFORMATION

Important information you should consider about the policy. For more information, see the CompleteSM Variable Life Insurance Prospectus dated May 1, 2012, as supplemented.

FEES AND EXPENSES
Charges for Early Withdrawals	There is no charge for surrendering the policy.
Transaction Charges
You may be charged for certain transactions.
•A premium charge equal to 2.5% of each premium payment made to your policy.
•A transfer charge of $25 may apply for each transfer in excess of 12 transfers in a Policy Year.

FEES AND EXPENSES
Ongoing Fees and Expenses (annual charges)
In addition to transaction charges, an investment in the policy is subject to certain ongoing fees and expenses, including fees and expenses covering the cost of insurance under the policy and the cost of optional benefits available under the policy. These fees and expenses are based on characteristics of the insured such as age, risk classification, the policy’s duration, the net amount at risk, and if permitted by state law, sex. You should view the policy specifications page of your policy for rates applicable to you.

You will also bear expenses associated with the portfolio companies made available under the policy. For the fiscal year ended December 31, 2020, the minimum and maximum total operating expenses were as follows:

Annual Fee	Minimum	Maximum
Portfolio Fees & Expenses	0.13%	1.46%

RISKS
Risk of Loss	You may lose money by investing in the policy.
Not a Short-Term Investment	The policy is not suitable as a short-term savings vehicle and, therefore, may not be the right kind of policy if you plan to withdraw money or surrender the policy for short term needs.
Risks Associated with Investment Options
Investment in the policy is subject to the risk of poor investment performance of the Sub-accounts and can vary depending on the performance of the Sub-accounts available under the policy. Each Sub-account and the Fixed Account has its own unique risk. You should review these investment options before making an investment decision.

Insurance Company Risks
Investment in the policy is subject to the risks related to Symetra Life Insurance Company. Any obligations, including obligations related to the Symetra Fixed Account, guarantees and benefits provided for under the policy are backed by our financial strength and claims paying ability. Information about us, including our financial strength ratings, is available upon request by calling 1-800-796-3872, or visiting us at www.symetra.com/regulatoryreports.

Policy Lapse
Your policy will lapse only if your total loan and loan interest due would exceed the Policy Value. We will allow you a grace period to pay the amount of the loans and loan interest due. This grace period will expire 62 calendar days from the date written notice is sent to you that states your total loans and loan interest exceed the Policy Value.

If we do not receive this amount before the end of the grace period, all coverage under the policy will terminate and you will receive no benefits.

We will reinstate a lapsed policy only if our requirements for reinstatement are satisfied, including as to continued insurability of the Insured, and you will incur costs in connection with any reinstatement.

RESTRICTIONS
Investments
You may allocate amounts under the policy to the available Sub-accounts and to the Fixed Account. We reserve the right to add, combine, restrict, or remove any Sub-account as an investment option under your policy. We further reserve the right to restrict or remove the Symetra Fixed Account as an investment option available under the policy.

TAXES
Tax Implications
You should consult a competent tax professional to determine the tax implications of an investment in the policy.
Withdrawals will be subject to ordinary income tax and may be subject to tax penalties.
Lapse of a policy on which there is an outstanding loan may have adverse tax consequences.

CONFLICTS OF INTEREST
Investment Professional Compensation
Investment professionals who solicited sales of the policies receive a portion of the commission payable to the broker-dealer firm, depending on the agreement between the broker-dealer and the investment professional. We pay commissions as a percentage of premiums invested in the policy. The policy has a Distribution Charge that primarily compensates the broker-dealer firm that sold you this policy. Some broker-dealers work with wholesaling firms that also may be compensated from the Distribution Charge.

An investment professional may receive different compensation for selling different investment products and may have a financial incentive to offer or recommend the policy over another investment product.

Exchanges
An investment professional may have a financial incentive to offer you a new policy in the place of a policy you already own.

You should not exchange this policy for a new one unless you determine, after comparing the features fees and risks of both policies, that the exchange is preferable for you.

EDGAR Contract Identifier: C000038169

APPENDIX: PORTFOLIOS AVAILABLE UNDER THE POLICY

The following is a list of portfolios available under the policy. More information about the portfolios is available in the prospectuses for the portfolios, which may be amended from time to time and can be found online at www.symetra.com/regulatoryreports. You can also request this information at no cost by calling 1-800-796-3872 or by sending an email request to regulatoryreports@symetra.com.

The current expense and performance information below reflects fees and expenses of the portfolios, but do not reflect the other fees and expenses that your policy may charge. Expenses would be higher and performance would be lower if these other charges were included. Each portfolio’s past performance is not necessarily an indication of future performance.

TYPE	FUND NAME AND ADVISOR	CURRENT EXPENSES (As of 12/31/2020)	AVERAGE ANNUAL TOTAL RETURN (As of 12/31/2020)
			1 Year	5 Year	10 Year
Asset Allocation	American Century VP Balanced Fund Class I American Century Investment Management, Inc.	0.86% **	12.53%	9.58%	8.86%
Taxable Bond	American Century VP Inflation Protection Fund Class I American Century Investment Management, Inc.	0.47%	9.81%	4.90%	3.59%
International Equity	American Century VP International Fund Class I American Century Investment Management, Inc.	1.00% **	25.88%	11.17%	7.75%
U.S. Equity	American Century VP Large Company Value Fund Class I American Century Investment Management, Inc.	0.74% **	2.62%	9.01%	9.94%
U.S. Equity	American Century VP Ultra® Fund Class I American Century Investment Management, Inc.	0.8% **	49.85%	22.89%	17.86%
U.S. Equity	American Century VP Value Fund Class I American Century Investment Management, Inc.	0.73% **	0.98%	8.82%	9.72%
Sector Equity	BNY Mellon Investment Portfolios Technology Growth Portfolio - Initial Shares BNY Mellon Investment Advisors, Inc.	0.78%	69.92%	25.89%	17.64%
U.S. Equity	Calvert VP Nasdaq - 100 Index Portfolio - Class I Calvert Research and Management	0.48% **	48.22%	23.61%	19.93%
U.S. Equity	Calvert VP Russell 2000 Small Cap Index Portfolio - Class I Calvert Research and Management	0.39% **	19.64%	12.92%	10.63%
U.S. Equity	Calvert VP S&P MidCap 400 Index Portfolio - Class I Calvert Research and Management	0.33% **	13.31%	11.99%	11.05%
Asset Allocation	Calvert VP SRI Balanced Portfolio - Class I Calvert Research and Management	0.63%	15.26%	10.94%	9.40%
U.S. Equity	Fidelity® VIP Contrafund® Portfolio - Initial Class Fidelity Management & Research Company (FMR) is the fund's Investment Advisor. FMR UK, FMR HK and FMR Japan serve as sub-advisers for the fund. (*)	0.61%	30.57%	16.19%	13.52%
U.S. Equity	Fidelity® VIP Equity-Income Portfolio℠ - Initial Class Fidelity Management & Research Company (FMR) is the fund's Investment Advisor. FMR UK, FMR HK and FMR Japan serve as sub-advisers for the fund. (*)	0.53%	6.69%	10.69%	10.17%
Money Market	Fidelity® VIP Government Money Market Portfolio - Initial Class Fidelity Management & Research Company (FMR) is the fund's Investment Advisor. FMR UK, FMR HK and FMR Japan serve as sub-advisers for the fund. (*)	0.24%	0.32%	0.97%	0.52%
U.S. Equity	Fidelity® VIP Growth & Income Portfolio - Initial Class Fidelity Management & Research Company (FMR) is the fund's Investment Advisor. FMR UK, FMR HK and FMR Japan serve as sub-advisers for the fund. (*)	0.54%	7.85%	11.62%	11.66%
U.S. Equity	Fidelity® VIP Mid Cap Portfolio - Initial Class Fidelity Management & Research Company (FMR) is the fund's Investment Advisor. FMR UK, FMR HK and FMR Japan serve as sub-advisers for the fund. (*)	0.62%	18.19%	11.07%	9.50%
International Equity	Fidelity® VIP Overseas Portfolio - Initial Class Fidelity Management & Research Company (FMR) is the fund's Investment Advisor. FMR UK, FMR HK, FMR Japan, FIA FIA(UK) and FIJ serve as sub-advisers for the fund. (*)	0.79%	15.61%	9.25%	6.82%
Asset Allocation	Franklin Allocation VIP Fund - Class 1 Franklin Advisers, Inc. Sub-advised by Franklin Templeton Institutional, LLC and Templeton Global Advisors Limited	0.57% **	12.19%	9.21%	7.87%

TYPE	FUND NAME AND ADVISOR	CURRENT EXPENSES (As of 12/31/2020)	AVERAGE ANNUAL TOTAL RETURN (As of 12/31/2020)
			1 Year	5 Year	10 Year
U.S. Equity	Franklin DynaTech VIP Fund - Class 2 Franklin Advisers, Inc.	0.94%	44.88%	19.30%	14.36%
Asset Allocation	Franklin Income VIP Fund - Class 1 Franklin Advisers, Inc.	0.47% **	0.97%	7.22%	6.25%
Asset Allocation	Franklin Mutual Shares VIP Fund - Class 1 Franklin Mutual Advisers, LLC	0.73%	(4.85)%	6.15%	7.26%
U.S. Equity	Franklin Small Cap Value VIP Fund - Class 1 Franklin Mutual Advisers, LLC	0.68%	5.41%	11.05%	9.48%
U.S. Equity	Franklin Small-Mid Cap Growth VIP Fund - Class 1 Franklin Advisers, Inc.	0.85% **	55.52%	19.83%	14.33%
Taxable Bond	Franklin U.S. Government Securities VIP Fund - Class 1 Franklin Advisers, Inc.	0.53%	4.08%	2.52%	2.29%
U.S. Equity	Invesco V.I. Discovery Mid Cap Growth Fund - Series I Invesco Advisers, Inc.	0.80% **	40.69%	19.40%	15.92%
U.S. Equity	Invesco V.I. American Franchise Fund - Series I Invesco Advisers, Inc.	0.86%	42.35%	19.56%	15.32%
International Equity	Invesco V.I. International Growth Fund - Series I Invesco Advisers, Inc.	0.92%	14.00%	8.82%	6.72%
U.S. Equity	Invesco V.I. Small Cap Equity Fund - Series I Invesco Advisers, Inc.	0.96%	27.25%	11.82%	10.15%
U.S. Equity	Invesco V.I. American Value Fund - Series I Invesco Advisers, Inc.	0.90%	5.45%	9.12%	8.47%
Taxable Bond	JPMorgan Insurance Trust Core Bond Portfolio - Class 1 Shares J.P. Morgan Investment Management Inc.	0.57%	7.84%	4.30%	3.86%
Asset Allocation	Morningstar Aggressive Growth ETF Asset Allocation Portfolio - Class I ALPS Advisors, Inc. Sub-Advised by Morningstar Investment Management LLC	0.66% **	10.34%	10.45%	8.02%
Asset Allocation	Morningstar Balanced ETF Asset Allocation Portfolio - Class I ALPS Advisors, Inc. Sub-Advised by Morningstar Investment Management LLC	0.63%	9.41%	8.16%	6.54%
Asset Allocation	Morningstar Conservative ETF Asset Allocation Portfolio - Class I ALPS Advisors, Inc. Sub-Advised by Morningstar Investment Management LLC	0.61% **	6.80%	5.08%	3.91%
Asset Allocation	Morningstar Growth ETF Asset Allocation Portfolio - Class I ALPS Advisors, Inc. Sub-Advised by Morningstar Investment Management LLC	0.64%	10.26%	9.56%	7.52%
Asset Allocation	Morningstar Income and Growth ETF Asset Allocation Portfolio - Class I ALPS Advisors, Inc. Sub-Advised by Morningstar Investment Management LLC	0.62% **	8.73%	6.79%	5.27%
U.S. Equity	Neuberger Berman AMT Mid Cap Growth Portfolio - Class I Neuberger Berman Investment Advisers LLC	0.91%	39.98%	17.87%	14.02%
U.S. Equity	Neuberger Berman AMT Mid Cap Intrinsic Value Portfolio - Class I Neuberger Berman Investment Advisers LLC	1.04%	(2.62)%	5.49%	7.27%
U.S. Equity	Neuberger Berman AMT Sustainable Equity Portfolio - Class I Neuberger Berman Investment Advisers LLC	0.92%	19.56%	13.05%	11.62%
Asset Allocation	PIMCO All Asset Portfolio - Administrative Class Pacific Investment Management Company LLC Sub-advised by Research Affiliates LLC	1.28%	8.01%	7.95%	4.65%
Commodities	PIMCO CommodityRealReturn® Strategy Portfolio - Administrative Class Pacific Investment Management Company LLC	1.24% **	1.35%	2.67%	(5.39)%
Taxable Bond	PIMCO Total Return Portfolio - Administrative Class Pacific Investment Management Company LLC	0.69%	8.65%	4.75%	3.93%
U.S. Equity	Pioneer Equity Income VCT Portfolio - Class I Shares Amundi Asset Management US, Inc.	0.80%	(0.04)%	9.67%	10.53%
Taxable Bond	Pioneer High Yield VCT Portfolio - Class I Shares Amundi Asset Management US, Inc.	0.93% **	2.48%	6.80%	5.50%
U.S. Equity	Pioneer Mid Cap Value VCT Portfolio - Class I Shares Amundi Asset Management US, Inc.	0.74%	2.14%	6.90%	7.72%
Sector Equity	Pioneer Real Estate Shares VCT Portfolio - Class I Shares Amundi Asset Management US, Inc.	1.46%	(7.34)%	3.87%	8.01%

TYPE	FUND NAME AND ADVISOR	CURRENT EXPENSES (As of 12/31/2020)	AVERAGE ANNUAL TOTAL RETURN (As of 12/31/2020)
			1 Year	5 Year	10 Year
Taxable Bond	Pioneer Strategic Income VCT Portfolio - Class I Shares Amundi Asset Management US, Inc.	0.79% **	7.52%	5.59%	4.46%
International Equity	Templeton Developing Markets VIP Fund - Class 1 Templeton Asset Management Ltd. Sub-advised by Franklin Templeton Investment Management Limited	1.19%	17.39%	15.85%	3.91%
Taxable Bond	Templeton Global Bond VIP Fund - Class 1 Franklin Advisers, Inc.	0.49% **	(4.73)%	0.91%	1.81%
International Equity	Templeton Growth VIP Fund - Class 1 Templeton Global Advisors Limited	0.91%	5.99%	6.40%	6.33%
Asset Allocation	Vanguard VIF - Balanced Portfolio Wellington Management Company, LLP	0.20%	10.68%	10.77%	9.88%
U.S. Equity	Vanguard VIF - Capital Growth Portfolio PRIMECAP Management Company	0.34%	17.47%	15.96%	14.98%
U.S. Equity	Vanguard VIF - Diversified Value Portfolio The Vanguard Group, Inc.	0.28%	11.78%	10.30%	10.60%
U.S. Equity	Vanguard VIF - Equity Income Portfolio Wellington Management Company, LLP and The Vanguard Group, Inc.	0.30%	3.25%	10.45%	11.62%
U.S. Equity	Vanguard VIF - Equity Index Portfolio The Vanguard Group, Inc.	0.14%	18.20%	15.05%	13.72%
Taxable Bond	Vanguard VIF - High Yield Bond Portfolio Wellington Management Company, LLP	0.26%	5.67%	7.22%	6.38%
International Equity	Vanguard VIF - International Portfolio Bailie Gifford Overseas Ltd. and Schroder Investment Management North America Inc.	0.38%	57.58%	21.30%	12.10%
U.S. Equity	Vanguard VIF - Mid-Cap Index Portfolio The Vanguard Group, Inc.	0.17%	18.07%	13.14%	12.26%
Sector Equity	Vanguard VIF - Real Estate Index Portfolio The Vanguard Group, Inc.	0.26%	(4.85)%	5.66%	8.60%
Taxable Bond	Vanguard VIF - Short-Term Investment-Grade Portfolio The Vanguard Group, Inc.	0.14%	5.49%	3.39%	2.73%
U.S. Equity	Vanguard VIF - Small Company Growth Portfolio (#) ArrowMark Colorado Holdings, LLC and The Vanguard Group, Inc.	0.30%	23.18%	15.74%	13.53%
Taxable Bond	Vanguard VIF - Total Bond Market Index Portfolio The Vanguard Group, Inc.	0.14%	7.58%	4.36%	3.71%
U.S. Equity	Vanguard VIF - Total Stock Market Index Portfolio The Vanguard Group, Inc.	0.13%	20.55%	15.23%	13.60%

We do not guarantee that each portfolio will always be available for investment through the policy.

* Fidelity, the Fidelity Investments Logo, Contrafund and Equity Income are registered service marks of FMR LLC.  Used with permission.

** Annual expenses reflect temporary fee reductions.

# This portfolio is only available if you have been continuously invested in it since April 28, 2020.